CERTIFICATE OF FORMATION
OF
KCI USA REAL HOLDINGS, L.L.C.

This Certificate of Formation of KCI USA REAL HOLDINGS, L.L.C. (the “Company”) is being executed by the undersigned for the purpose of forming a limited liability company pursuant to the Delaware Limited Liability Company Act.

1.    The name of the limited liability company is KCI USA REAL HOLDINGS, L.L.C.

2.    The address of the registered office of the Company in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of the registered agent of the Company at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned, an authorized person of the Company, has caused this Certificate of Formation to be duly executed this 13th day of December, 2001.

Tobin E. Olson, Authorized Person